SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras raises US$ 500 million in Global Notes

(Rio de Janeiro, October 6, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that through its wholly-owned subsidiary Petrobras International Finance Company (“PIFCo), closes on this date the placement at the international capital market of US$ 500 million in Global Notes.

The bonds have a yield to investor of 6.185%, a 10-year maturity term, and represent PIFCo’s lowest placement cost for equivalent term, the rate being 1.55% superior to the American Treasury Security with similar term. The global notes were offered by 99.557% of the face-value, with coupon of 6.125% p.a.

The operation represents Petrobras’ first issue after receiving the investment grade classification by Moody’s and its main purposes were to keep the presence of the Company at the capital market, to establish a new cost referential which reflects the current financing conditions of the Company, and to access a new base of investors associated to the high grade market. Moreover, the Company improved its covenants to reflect its investment grade condition.

The Company has received tender offers of nearly US$ 1.3 billion and the pricing occurred on September 29, 2006. The wide selling of bonds recognizes Petrobras’ credit quality in international capital markets, with approximately 85% of the bonds being placed in “investment grade” markets.

The issue’s strategy is aligned to the buyback of old bonds, recently effected by the Company, which were issued with higher coupons.

The operation was conducted by Morgan Stanley & Co. Incorporated and UBS Securities.

The distribution of the bonds by region and by type of investor may be seen on the graphics presented below.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 06, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.